UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: BROAD STREET REALTY, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 7250 Woodmont Ave, Suite 350

City, State and Zip Code: Bethesda, Maryland 20814

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period because the Company requires additional time to finalize the financial statements and related information included in the Annual Report, including regarding valuation of the preferred equity investment and mezzanine loan (the “Fortress Mezzanine Loan”) made to subsidiaries of the Company by affiliates of Fortress Investment Group LLC, and the Company's independent registered public accounting firm needs additional time to audit such information once it is complete.

The Company currently expects to file the Annual Report within the fifteen calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects total revenues for the year ended December 31, 2022 to be approximately $33.0 million, an increase of approximately $7.6 million, or 30%, compared to the year ended December 31, 2021, as a result of an approximately $8.5 million increase in rental income that was partially offset by an approximately $0.5 million decrease in management and other income and $0.3 million decrease in commissions. Rental income increased as a result of the impact of a full year of results from the acquisition of three properties in the second quarter and one property in the fourth quarter of 2021 and the acquisition of two properties in the fourth quarter of 2022. The decrease in management and other fees is mainly attributable to approximately $0.3 million of fees recognized in 2021 related to the properties acquired by the Company during 2021 and 2022. The decrease in commissions is mainly attributable to a lower transaction volume of leasing.

The Company currently expects total operating expenses for the year ended December 31, 2022 to be approximately $41.8 million, an increase of approximately $10.4 million, or 33%, compared to the year ended December 31, 2021, primarily from: (i) an increase in depreciation and amortization expense of approximately $4.9 million which is primarily related to six properties that were acquired during 2022 and 2021 (which comprise $5.3 million of the total increase in depreciation and amortization expense, partially offset by a $0.5 million decrease in amortization of in-place lease tangibles); (ii) an increase in property operating expenses of $3.0 million which is primarily related to the six properties acquired in 2022 and 2021 and (iii) an increase in general and administrative expenses of approximately $2.2 million mainly attributable to an increase in stock compensation expense of approximately $1.3 million, an increase in professional service fees of approximately $0.4 million, an increase in payroll and related expenses of approximately $0.2 million and an increase in board of director fees of approximately $0.2 million.

The Company currently expects operating loss for the year ended December 31, 2022 to be approximately $8.8 million, compared to $6.1 million for the year ended December 31, 2021.

Subject to the finalization of the accounting for preferred equity investment and the Fortress Mezzanine Loan, the Company currently expects total other expenses for the year ended December 31, 2022 to be approximately $9.7 million, compared to $8.2 million for the year ended December 31, 2021, as a result of (i) a net increase in gain on derivative fair value adjustment of approximately $3.1 million primarily due to the change in fair value of the interest rate swaps the Company entered into on July 1, 2021 and December 29, 2019; (ii) a $0.3 million warrant expense on the Fortress Mezzanine Loan; (iii) an increase in interest expense of approximately $2.7 million primarily due to debt that was assumed or originated in connection with six properties that were acquired during 2022 and 2021 and additional net borrowings of approximately $71.6 million during 2022 and (iv) gain on extinguishment of debt of approximately $1.5 million for the year ended December 31, 2021, related to the forgiveness of unsecured loans totaling approximately $1.5 million granted pursuant to the Paycheck Protection Program, which was established under the Coronavirus Aid, Relief, and Economic Security Act.

The Company currently expects income tax benefit to increase approximately $1.3 million over the prior year, which is attributable to the properties generating additional tax losses of approximately $3.2 million compared to the prior year.

The Company currently expects net loss for the year ended December 31, 2022 to be approximately $13.7 million, compared to $10.7 million for the year ended December 31, 2021, and net loss attributable to common stockholders for the year ended December 31, 2022 to be approximately $13.2 million, compared to $9.5 million for the year ended December 31, 2021.

As of December 31, 2022, the Company had three mortgage loans totaling approximately $28.6 million that are scheduled to mature in May 2023, June 2023 and July 2023. As of December 31, 2022, the Company had $66.9 million of senior secured debt, which is scheduled to mature on January 1, 2024, subject to a one-year extension option that is subject to certain conditions, and a subsidiary with $4.2 million of preferred equity outstanding that is treated as debt, which must be redeemed on or before September 30, 2023, subject to two one-year extension options, both of which are subject to certain conditions. The Company is in discussions with various lenders to extend or refinance its debt prior to maturity but can provide no assurances that it will be able to extend or refinance such debt, which creates substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date that the financial statements will be issued.

The Company believes that its results contained herein for the fiscal year ended December 31, 2022 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report. Management's assessment of internal control over financial reporting will include a material weakness upon filing of the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Annual Report and the Company’s expected financial results for year ended December 31, 2022. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

BROAD STREET REALTY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

March 31, 2023